[ADPI LETTERHEAD]

March 31, 2011

VIA EDGAR

Tia Jenkins

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	American Dental Partners, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

File No. 0-23363

Dear Ms. Jenkins:

On behalf of American Dental Partners, Inc. (the “Company”), I have received and reviewed your letter dated March 29, 2011 with respect to your review of the above-referenced filing. As discussed with John Archfield on March 30, 2011, I am hereby advising you that the Company intends to provide a response to your comments on or prior to April 26, 2011. Please feel free to call me if you have any questions.

Sincerely,

/s/ Timothy Rodenberger

Timothy Rodenberger
General Counsel

cc:	John Archfield, Securities and Exchange Commission

Gregory A. Serrao, American Dental Partners, Inc.